**AMENDMENT NO. 20 TO
LOAN AGREEMENT**

AMENDMENT NO. 20, dated as of December 31, 2007 (the ***"Amendment"***), to (i) the Loan Agreement dated as of June 12, 2001, as amended (the ***"Loan Agreement"***), between EP InterOil, Ltd. (the ***"Borrower"***) and Overseas Private Investment Corporation (***"OPIC"***).

WITNESSETH

WHEREAS, the parties to this Amendment desire to make certain amendments to, the Loan Agreement;

NOW, THEREFORE, the parties to this Amendment agree as follows:

Section 1. *Defined Terms; References.* Unless otherwise specifically defined in this Amendment, each term used in this Amendment which is defined in the Loan Agreement has the meaning assigned to such term in the Loan Agreement. Each reference to "hereof," "hereunder," "herein," "hereby" and other similar references, and each reference to "this Agreement" and other similar references contained in the Loan Agreement shall, after this Amendment becomes effective, refer to the Loan Agreement as amended by this Amendment.

Section 2. *Amendments to Loan Agreement.* (a) Section 1.01 of the Loan Agreement is hereby amended by adding the following definitions:

"**Amendment No.19**" means the limited waiver and amendment letter dated December 29, 2006 from OPIC to the Borrower;

(b) Section 2.05(a) of the Loan Agreement is hereby amended by deleting the paragraph in its entirety and replacing the paragraph with the following:

> "SECTION 2.05. *Repayment of the Loan. (a)* The Borrower shall repay the Loan in instalments of $4,500,000 (or, if less, the outstanding principal balance of the Loan) payable:
>
> (i) subject to subsection (ii), on each Payment Date commencing on and including December 31, 2005; and
>
> (ii) in respect of the three (3) repayments of the Loan due on December 31, 2007 pursuant to the Amendment No.19 only, on the following dates:
>
> (A) $4,500,000 on December 31, 2007;
>
> (B) $4,500,000 on January 31, 2008; and
>
> (C) $4,500,000 on February 29, 2008."

(c) The contents of Schedule 2.05 of the Loan Agreement are deleted and replaced with the following:

"REPAYMENT SCHEDULE

The Loan, if fully drawn, shall be repaid on the dates and in the amounts shown in the table, adjusted according to the note to the table.

Date	Repayment Number	Principal to be Repaid
31-Dec-05	1	$4,500,000
30-Jun-06	2	$4,500,000
31-Dec-07	3	$4,500,000
31-Jan-08	4	$4,500,000
29-Feb-08	5	$4,500,000
30-Jun-08	6	$4,500,000
31-Dec-08	7	$4,500,000
30-Jun-09	8	$4,500,000
31-Dec-09	9	$4,500,000
30-Jun-10	10	$4,500,000
31-Dec-10	11	$4,500,000
30-Jun-11	12	$4,500,000
31-Dec-11	13	$4,500,000
30-Jun-12	14	$4,500,000
31-Dec-12	15	$4,500,000
30-Jun-13	16	$4,500,000
31-Dec-13	17	$4,500,000
30-Jun-14	18	$4,500,000
31-Dec-14	19	$4,000,000
Total		**$85,000,000"**

Section 3. *Conditions Precedent to Effectiveness.* This Amendment shall become effective as of December 31, 2007 upon the execution and delivery of counterparts to this Amendment

by the Borrower and OPIC. Notwithstanding the foregoing, the parties acknowledge, confirm and agree that the Loan Agreement is in full force and effect and as at the date hereof has not been rescinded or terminated and that no party is in breach of the terms of the Loan Agreement.

Section 4. *Governing Law.* This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

Section 5. *No Waiver, No course of Dealing.*

(a) No failure or delay by OPIC in exercising any right, power or remedy shall operate as a waiver thereof or otherwise impair any of its rights, powers or remedies. No single or partial exercise of any such right shall preclude any other further exercise thereof or the exercise of any other legal right. No waiver of any such right shall be effective unless given in writing.

(b) Except as expressly provided by this Amendment, the agreements contained herein shall not limit or otherwise adversely affect OPIC's rights under the Finance Documents. OPIC specifically reserves the right to insist on strict compliance with the terms of the Finance Documents, and by executing and delivering this Amendment, the Company expressly acknowledges such reservation of rights. Any future amendment or waiver of any provision of the Finance Documents to which OPIC is a party or has consented, shall be effective only if set forth in a writing separate and distinct from this Amendment and executed by an authorized officer of OPIC. The terms of this Amendment will not, either alone or taken with other amendments or waivers of provisions of the Finance Documents, be deemed to create or be evidence of a course of conduct.

Section 6. *Counterparts.* This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

EP INTEROIL, LTD.

By: [signature]
Name: Phil E. Mulacek
Title: Director

OVERSEAS PRIVATE INVESTMENT CORPORATION

By: [signature]
Name: Steven A. Smith
Title: Senior Investment Officer